Exhibit 23



To the Shareholders and Board of Directors
TransCommunity Financial Corporation:


           We consent to the incorporation by reference in registration statement on Form S-8 (No. 333-109953), relating to the TransCommunity Bankshares Incorporated 2001 Stock Option Plan (as amended effective March 27,
2003), of our report, dated March 20, 2005 (except for Note 28 as to which the date is May 11, 2005), relating to the consolidated statements of financial condition of TransCommunity Financial Corporation as of December 31, 2004 and 2003, and the related consolidated statements of operations, consolidated statements of stockholders' equity, and consolidated statements of cash flows as of December 31, 2004 and 2003, which report appears on Page F-1 in the Amended December 31, 2004 Annual Report on Form 10-KSB/A of TransCommunity Financial Corporation.

                                    /s/ S. B. HOOVER & COMPANY, L.L.P.



Harrisonburg, VA
May 13, 2005